UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           MEDICALOGIC/MEDSCAPE, INC.
                           --------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                    584642102
                                    ---------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                   -------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 24, 2002
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                               Page 1 of 21 Pages
                             Exhibit Index: Page 13

                                  SCHEDULE 13D

CUSIP No. 584642102                                                 Page 2 of 21

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.[_]
                                                     b.[X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                           7        Sole Voting Power
 Number of                                  4,509,596
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   4,509,596
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,509,596

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [X]

13       Percent of Class Represented By Amount in Row (11)

                                            7.54%

14       Type of Reporting Person (See Instructions)

                  OO; IV

                                 SCHEDULE 13D

CUSIP No. 584642102                                                 Page 3 of 21

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.[_]
                                                     b.[X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

6 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization

                  DELAWARE

                           7        Sole Voting Power
 Number of                                  4,509,596
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   4,509,596
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,509,596

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [X]

13       Percent of Class Represented By Amount in Row (11)

                                            7.54%

14       Type of Reporting Person (See Instructions)

                  PN; IA

                                 SCHEDULE 13D

CUSIP No. 584642102                                                 Page 4 of 21

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.[_]
                                                     b.[X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization

                  DELAWARE

                           7        Sole Voting Power
 Number of                                  4,509,596
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   4,509,596
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,509,596

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [X]

13       Percent of Class Represented By Amount in Row (11)

                                            7.54%

14       Type of Reporting Person (See Instructions)

                  CO

                                 SCHEDULE 13D

CUSIP No. 584642102                                                 Page 5 of 21

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.[_]
                                                     b.[X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization

                  DELAWARE

                           7        Sole Voting Power
 Number of                                  4,509,596
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   4,509,596
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,509,596

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [X]

13       Percent of Class Represented By Amount in Row (11)

                                             7.54%

14       Type of Reporting Person (See Instructions)

                  OO; IA

                                 SCHEDULE 13D

CUSIP No. 584642102                                                 Page 6 of 21

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  SFM DOMESTIC INVESTMENTS LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.[_]
                                                     b.[X]
3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization

                  DELAWARE

                           7        Sole Voting Power
 Number of                                  4,509,596
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   4,509,596
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,509,596

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [X]

13       Percent of Class Represented By Amount in Row (11)

                                            7.54%

14       Type of Reporting Person (See Instructions)

                  OO

                                 SCHEDULE 13D

CUSIP No. 584642102                                                 Page 7 of 21

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.[_]
                                                     b.[X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization

                  UNITED STATES

                           7        Sole Voting Power
 Number of                                  9,019,192
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   9,019,192
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            9,019,192

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [_]

13       Percent of Class Represented By Amount in Row (11)

                                            14.38%

14       Type of Reporting Person (See Instructions)

                  IA

                  This Amendment No. 1 to Schedule 13D relates to shares of Common Stock, No Par Value per share (the "Shares"), of MedicaLogic/Medscape, Inc. (f/k/a MedicaLogic, Inc.) (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D, dated January 14, 2001 (the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 1 is being filed by the Reporting Persons to report that certain of the Reporting Persons (as defined herein) have entered into an agreement with the Issuer, pursuant to which such Reporting Persons have granted their consent to, and agreed to support, certain corporate transactions more fully set forth in Item 6 below. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.           Identity and Background.

                  This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i)      Quantum Industrial Partners LDC ("QIP")

                  (ii)     QIH Management Investor, L.P. ("QIHMI");

                  (iii)    QIH Management, Inc. ("QIH Management");

                  (iv)     Soros Fund Management LLC ("SFM LLC");

                  (v)      SFM Domestic Investments LLC ("SFM Domestic"); and

                  (vi)     Mr. George Soros ("Mr. Soros").

                  This Statement relates to Shares held for the accounts of QIP and SFM Domestic.

                              The Reporting Persons


                  Set forth in Annex A hereto, and incorporated herein by reference, is updated information concerning the identity and background of the current directors and officers of QIH Management.

Item 5.           Interest in Securities of the Issuer

                  (a) (i) Each of QIP, QIHMI, QIH Management and SFM LLC may be deemed the beneficial owner of 4,509,596 Shares (approximately 7.54% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities held for the account of QIP). This number consists of A) 1,568,421 Shares held for the account of QIP, B) 1,666,666 Shares issuable upon the conversion of 1,666,666 shares of Series 1 Convertible Preferred Stock (the "Series 1 Preferred Stock") and C) 1,274,509 Shares issuable upon the exercise of warrants held for the account of QIP.

                         (ii)    SFM Domestic may be deemed the beneficial owner
of 4,509,596 Shares (approximately 7.54% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities held for its account). This number consists of A) 1,568,421 Shares held for its account, B) 1,666,666 Shares issuable upon the conversion of 1,666,666 shares of the Series 1 Preferred Stock and C) 1,274,509 Shares issuable upon the exercise of warrants held for its account.

                         (iii)   Mr. Soros may be deemed the beneficial owner of
9,019,012 Shares (approximately 14.38% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities held for the accounts of QIP and SFM Domestic). This number consists of A) 1,568,421 Shares held for account of QIP, B) 1,568,421 Shares held for the account of SFM Domestic, C) 1,666,666 Shares issuable upon the conversion of 1,666,666 shares of the Series 1 Preferred Stock held for the account of QIP, D) 1,666,666 Shares issuable upon the conversion of 1,666,666 shares of the Series 1 Preferred Stock held for the account of SFM Domestic, E) 1,274,509 Shares issuable upon the exercise of warrants held for the account of QIP and F) 1,274,509 Shares issuable upon the exercise of warrants held for the account of SFM Domestic.

                  (b) (i) Each of QIP, QIHMI, QIH Management, SFM LLC (by virtue of the QIP contract) and Mr. Soros (as a result of his position with SFM
LLC) may be deemed to have the sole power to direct the voting and disposition of the 4,509,596 Shares held for the account of QIP (assuming the conversion of all Series 1 Preferred Stock and the exercise of all warrants held for the account of QIP.)

                         (ii)    Each  of SFM  Domestic  and Mr.  Soros  (in his
capacity as sole managing member of SFM Domestic) may be deemed to have the sole power to direct the voting and disposition of the 4,509,596 Shares held for the account of SFM Domestic (assuming the conversion of all Series 1 Preferred Stock and the exercise of all warrants held for the account of SFM Domestic.)

                  (c) There have been no transactions with respect to the Shares since December 10, 2001 (60 days prior to the date hereof) by any of the Reporting Persons.

                  (d) (i) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands International business company, have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held for the account of QIP in accordance with their ownership interest in QIP.

                         (ii)    Certain members of SFM Domestic,  including Mr.
Soros, have the right to participate in the receipt of dividends from, or proceeds from the sales of, the Shares held for the account of SFM Domestic.

                  (e)    Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  On January 24, 2002, QIP and SFM Domestic entered into a Support Agreement with GE Medical Systems Information Technologies ("GE Medical"), dated as of January 24, 2002 (the "Support Agreement"), (a copy of which is incorporated by reference hereto as Exhibit I, and incorporated herein by reference in response to this Item 6). Pursuant to the Support Agreement, QIP and SFM Domestic, agreed to support the sale by the Issuer of substantially all of its assets to GE Medical pursuant to an Asset Purchase Agreement entered into between the Issuer and GE Medical, dated as of January 24, 2002 (the "Asset Purchase Agreement").

                  Immediately after the execution of the Asset Purchase Agreement, the Issuer and certain of its affiliates filed voluntary petitions for relief with the Bankruptcy Court under Chapter 11 of the Bankruptcy Code (the "Filing"). Pursuant to Article II.D. (7)(a) and (f) of the Articles of Amendment to the 1999 Restated Articles of Incorporation of the Issuer, the holders of at least a majority of the then outstanding shares of the Series 1 Preferred Stock were required to issue their consent to the Issuer prior to the Filing. Accordingly, on January 24, 2002, QIP and SFM Domestic, as the sole owners of the Series 1 Preferred Stock, executed a Consent of Series 1 Preferred Stock under Articles of Amendment to the 1999 Restated Articles of Incorporation of MedicaLogic/Medscape, Inc. (the "Consent"), (a copy of which is incorporated by reference hereto as Exhibit J and incorporated by reference in response to this Item 6).

                  From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks and other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws each of the Reporting Persons may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

                  The foregoing descriptions of the Support Agreement and the Consent do not purport to be complete and are qualified in their entirety by the terms of each such document which are incorporated herein by reference.

                  Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer.

Item 7.           Materials to be Filed as Exhibits.

                  The Exhibit Index is incorporated herein by reference.

                                                                   Page 11 of 21
                                   SIGNATURES


       After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  February 8, 2002                     QUANTUM INDUSTRIAL PARTNERS LDC


                                            By:  /s/  Richard D. Holahan, Jr.
                                                 ---------------------------
                                                 Richard D. Holahan, Jr.
                                                 Attorney-in-Fact

                                            QIH MANAGEMENT INVESTOR, L.P.

                                            By:  QIH Management, Inc.,
                                                 its General Partner

                                            By:  /s/  Richard D. Holahan, Jr.
                                                 ----------------------------
                                                 Richard D. Holahan, Jr.
                                                 Vice President

                                            QIH MANAGEMENT, INC.


                                            By:  /s/  Richard D. Holahan, Jr.
                                                 ----------------------------
                                                 Richard D. Holahan, Jr.
                                                 Vice President

                                            SOROS FUND MANAGEMENT LLC


                                            By:  /s/  Richard D. Holahan, Jr.
                                                 ----------------------------
                                                 Richard D. Holahan, Jr.
                                                 Assistant General Counsel

                                            SFM DOMESTIC INVESTMENTS LLC


                                            By:  /s/  Richard D. Holahan, Jr.
                                                 ----------------------------
                                                 Richard D. Holahan, Jr.
                                                 Attorney-in-Fact

                                            GEORGE SOROS


                                            By:  /s/  Richard D. Holahan, Jr.
                                                 ----------------------------
                                                 Richard D. Holahan, Jr.
                                                 Attorney-in-Fact

                                     ANNEX A

            Directors and Officers of Quantum Industrial Partners LDC

Name/Title/Citizenship        Principal Occupation        Business Address
----------------------        -------------------         ----------------
Curacao Corporation           Managing Director of        Kaya Flamboyan 9
Company N.V.                  Netherlands Antilles        Willemstad
 Managing Director            corporations                Curacao,
 (Netherlands Antilles)                                   Netherlands Antilles

Inter Caribbean Services      Administrative services     Citco Building
Limited                                                   Wickhams Cay
  Secretary                                               Road Town
 (British Virgin Islands)                                 Tortola
                                                          British Virgin Islands


                 Directors and Officers of QIH Management, Inc.

Name/Title/Citizenship        Principal Occupation        Business Address
---------------------         --------------------        -----------------
Frank V. Sica                 Managing Partner of Soros   888 Seventh Avenue
Director and President        Private Equity Partners LLC 28th Floor
(United States)                                           New York, NY  10106

Armando Belly                 General Counsel of SFM LLC  888 Seventh Avenue
Director and Secretary                                    33rd Floor
(United States)                                           New York, NY  10106

Dan Eule                      Tax Director of SFM LLC     888 Seventh Avenue
Director                                                  33rd Floor
(United States)                                           New York, NY  10106

Eve Mongiardo                 Chief Financial Officer of  888 Seventh Avenue
Director and Treasurer        Soros Private Funds         28th Floor
(United States)               Management LLC              New York, NY  10106

Richard D. Holahan, Jr.       Assistant General Counsel   888 Seventh Avenue
Vice President                of SFM LLC                  33rd Floor
(United States)                                           New York, NY  10106

                  To the best of the Reporting Persons' knowledge /1/:

                  (a)    None of the above persons hold any Shares. /1/

                  (b)    None  of  the   above   persons   has  any   contracts,
                         arrangements or relationships with respect to the Shares. /1/


_________________
/1/ Certain persons may have an interest in SFM Domestic.

                                  EXHIBIT INDEX


I.     Support Agreement, dated as of January 24, 2002, between
       the shareholders indicated therein of Medicalogic/Medscape,
       Inc. and GE Medical Systems Information Technologies..............     14

J.     Consent of Series 1 Preferred Stock under Articles of
       Amendment to the 1999 Restated Articles of Incorporation
       of Medicalogic/Medscape, Inc., dated as of January 24, 2002........    21

                                                                   Page 14 of 21
                                    EXHIBIT I

                                SUPPORT AGREEMENT

                  SUPPORT AGREEMENT (this "Agreement"), dated as of January 24, 2002, by and among the undersigned Shareholders (the "Shareholders") of Medicalogic/Medscape, Inc, an Oregon corporation (the "Company"), and GE Medical Information Technologies, a Wisconsin corporation ("Buyer"). Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Asset Purchase Agreement (as hereinafter defined).

                  WHEREAS, Buyer and the Company are entering into the Asset Purchase Agreement, dated as of January 24, 2002 (the "Asset Purchase Agreement"), which provides for the sale of substantially all of the assets of the Business to Buyer (the "Sale");

                  WHEREAS, immediately after the execution of the Asset Purchase Agreement by the Company and Buyer, the Company will file a voluntary petition for relief under Chapter 11 of the Bankruptcy Code (the "Filing");

                  WHEREAS, as part of the Filing, the Company will file the Sale Motion which shall seek entry by the Bankruptcy Court of the sale procedures order setting forth the procedures for the sale of substantially all of the assets of the Business (a "Sales Procedure Order");

                  WHEREAS, each Shareholder owns the number of shares of Series 1 Preferred Stock, no par value (the "Preferred Stock"), of the Company, and the number of shares or warrants to purchase the number of shares of Common Stock, no par value, of the Company, appearing on the signature page hereof next to such Shareholder's signature (such shares of Company Preferred Stock and Company Common Stock, together with any other shares of capital stock of the Company acquired by such Shareholder before or after the date hereof and during the term of this Agreement, being collectively referred to herein as the "Subject Shares"); and

                  WHEREAS, as a condition to its willingness to enter into the Asset Purchase Agreement, Buyer has required that each undersigned Shareholder agree, and in order to induce Buyer to enter into the Asset Purchase Agreement each undersigned Shareholder has agreed, to support the Sale.

                  NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, each undersigned Shareholder, severally and not jointly, agrees as to themselves as follows:

                  1. Covenants of Shareholders. Until the termination of this Agreement in accordance with Section 4:

                  (a) In any circumstances upon which such Shareholder's consent, vote, approval or other support is sought, such Shareholder shall support the Sale of the Business to Buyer in accordance with the Asset Purchase Agreement and the transactions contemplated thereby and shall not consent, approve, vote in favor of or otherwise support (i) any other consolidation, combination, merger, sale of stock, sale of substantial assets, reorganization (including under the Bankruptcy Code), recapitalization, dissolution, liquidation or winding up of or by the Company or any of its Affiliates or the Business (each, an "Alternate Proposal") or (ii) any amendment of the Company's Articles of Incorporation or Bylaws or other proposal or transaction involving the Company or any of its Affiliates, which amendment or other proposal or transaction could reasonably be expected to impede, frustrate, prevent or nullify the Sale, the Asset Purchase Agreement (including any representations, warranties, covenants or other agreements contained therein) or any of the other transactions contemplated by the Asset Purchase Agreement or change in any manner the voting rights of any class of capital stock of the Company. Such Shareholder further agrees not to commit or agree to take any action inconsistent with the foregoing.

                  (b) Such Shareholder agrees not to (i) sell, transfer, pledge, assign or otherwise dispose of (including by gift) (collectively, "Transfer"), or enter into any contract, option or other arrangement (including any profit-sharing arrangement) with respect to the Transfer of the Subject Shares to any person that does not agree to be bound by the terms of this Agreement or (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in relation to the Subject Shares, and agrees not to commit or agree to take any of the foregoing actions.

                  (c) Such Shareholder shall not, nor shall such Shareholder authorize any Representative of such Shareholder to, (i) solicit, initiate or encourage the submission of, any Alternate Proposal or (ii) participate in any discussions or negotiations regarding, or furnish to any person any confidential information with respect to the Company or any Affiliate of the Company in connection with, or take any other action to facilitate the making of any proposal that constitutes or may reasonably be expected to lead to, any Alternate Proposal.

                  (d) Such Shareholder shall use its commercially reasonable efforts to take, or cause to be taken, all actions reasonably requested in writing by Buyer, to support and to consummate and make effective, in the most expeditious manner practicable, the Sale and the other transactions contemplated by the Asset Purchase Agreement.

                  (e) Such Shareholder agrees to promptly notify Buyer in writing of the nature and amount of any acquisition by such Shareholder of any voting securities of the Company acquired by such Shareholder hereafter.

                  2.     Representations   and  Warranties.   Each   undersigned
Shareholder represents and warrants as to themselves, severally and not jointly, to Buyer as follows:

                  (a) Such Shareholder is the record and beneficial owner of, and has good and marketable title to, the Subject Shares. Such Shareholder does not own, of record or beneficially, any shares of capital stock of the Company other than the Subject Shares. Such Shareholder has the sole right to vote, and the sole power of disposition with respect to, the Subject Shares, and other than (i) the 2000 Second Amended and Restated Investor Rights Agreement, dated as of January 4, 2001, among the Company, the Subject Shareholders and the other parties thereto, (ii) the Common Stock Purchase Warrant issued by the Company to such Shareholder on January 4, 2001, and (iii) as contemplated by this Agreement, none of the Subject Shares is subject to any voting trust, proxy or other agreement, arrangement or restriction with respect to the voting or disposition of such Subject Shares.

                  (b) This Agreement has been duly executed and delivered by such Shareholder. Assuming the due authorization, execution and delivery of this Agreement by Buyer, this Agreement constitutes the valid and binding agreement of such Shareholder enforceable against such Shareholder in accordance with its terms. The execution and delivery of this Agreement by such Shareholder does not and will not conflict with any agreement, order or other instrument binding upon such Shareholder, nor require any regulatory filing or approval.

                  3. Stockholder Capacity. Notwithstanding anything to the contrary contained in Section 1 above, if any Representative of such Stockholder is a member of the Company's Board of Directors, nothing in such section shall be construed to obligate such Representative to act in such person's capacity as a director in any manner that may conflict with such person's fiduciary duties as a director of the Company.

                  4.     Termination.   The  obligations  of  such   Shareholder
hereunder shall terminate upon the earlier of:

                         (i)   the termination of the Asset Purchase Agreement;

                         (ii)  the entry of a Sale Procedures Order;

                         (iii) 65 days after the Filing, unless Buyer has agreed
in writing not to terminate the Asset Purchase Agreement pursuant to Section 11.1(c) of that Agreement;

                         (iv) 90 days after the Filing,  unless Buyer has agreed
in writing not to terminate the Asset Purchase Agreement pursuant to Section 11.1(d) of that Agreement; and

                         (v)  4 months after the Filing.

provided, however, that with respect to any written agreements to be executed by Buyer pursuant to this Section 4, such agreements shall operate only with respect to such Shareholder and shall not limit Buyer's right to terminate the Asset Purchase Agreement with respect to the Company in accordance with the terms thereof.

                  This Agreement shall also be terminable at the sole option of the Buyer.

                  5. Further Assurances. Such Shareholder will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Buyer may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

                  6. Successors, Assigns and Transferees Bound. Any successor, assignee or transferee shall be bound by the terms hereof, and such Shareholder shall take any and all actions reasonably necessary to obtain the written confirmation from such successor, assignee or transferee that it is bound by the terms hereof. Nothing in this Agreement, expressed or implied, is intended or shall be construed to confer upon any person other than the parties and successors and assigns permitted by this Agreement any right, remedy or claim under or by reason of this Agreement.

                  7. Remedies. Such Shareholder acknowledges that money damages would be both incalculable and an insufficient remedy for any breach of this Agreement by it, and that any such breach would cause Buyer irreparable harm. Accordingly, such Shareholder agrees that in the event of any breach or threatened breach of this Agreement, Buyer, in addition to any other remedies at law or in equity it may have, shall be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance.

                  8. Severability. The invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of any other provision of this Agreement in such jurisdiction, or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

                  9. Amendment. This Agreement may be amended only by means of a written instrument executed and delivered by the Shareholders and Buyer.

                  10. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws (as opposed to the conflict of laws provisions) of the State of New York.

                  11. Notice. All notices or other communications required or permitted hereunder shall be in writing and shall be given or delivered by personal delivery, by registered or certified mail (first class postage prepaid) or by recognized private courier addressed as follows:

                         if to Buyer, to:

                         GE Medical Systems Information Technologies, Inc. 8200 West Tower Avenue
                         Milwaukee, WI  53233
                         Attention: President

                         with a copy to:

                         GE Medical Systems Information Technologies, Inc. 8200 West Tower Avenue
                         Milwaukee, WI  53233
                         Attention: General Counsel

                         and:

                         Sidley Austin Brown & Wood
                         Bank One Plaza
                         10 South Dearborn Street
                         Chicago, Illinois 60603
                         Attention: David J. Zampa, Esq.

                         if to the Company, to:

                         121 Magnolia Lane
                         Princeton, New Jersey 08540
                         Attention: Mark E. Boulding

                         With copies to:

                         Gibson, Dunn & Crutcher LLP
                         200 Park Avenue
                         New York, New York 10166-0193
                         Attention: Conor D. Reilly, Esq.
                                    Scott A. Kislin, Esq.

                         if to a Shareholder, to the address next to such Shareholder's name on its signature page hereto,

or to such other address as such party may indicate by a notice delivered to the other party hereto.

                         Any notice, consent, authorization,  direction or other
communication delivered as aforesaid shall be deemed to have been effectively delivered and received, if sent by recognized private overnight courier service, on the date following the date upon which it is delivered to such courier service, if sent by mail, on the earlier of the date of actual receipt or the fifth business day after deposit in the United States mail, or, if delivered personally, on the date of such delivery.

                  12. Counterparts. For the convenience of the parties, this Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                         IN WITNESS  WHEREOF,  the parties  have  executed  this
Agreement as of the date first written above.


                                        GE MEDICAL SYSTEMS INFORMATION
                                        TECHNOLOGIES, INC.


                                        By:
                                             -------------------------------
                                             Name:
                                             Title:



                                        QUANTUM INDUSTRIAL PARTNERS LDC
                                        as Shareholder


                                        By:  /S/ Richard D. Holahan
                                             -------------------------------
                                             Name:  Richard D. Holahan, Jr.
                                             Title: Attorney-in-Fact

                                             Number of shares of Company  Series
                                             1 Preferred Stock owned on the date
                                             hereof: 1,666,666
                                                     ---------
                                             Warrants to purchase the  following
                                             number of shares of Company  Common
                                             Stock  owned  on the  date  hereof:
                                             1,274,509
                                             ---------

                                        Address:

                                             c/o Soros Private Equity Partners
                                             888 Seventh Avenue New
                                             York, New York 10106
                                             Attention: Neal Moszkowski

                                             with a copy  to:
                                             Paul,  Weiss,Rifkind, Wharton
                                              &  Garrison
                                             1285 Avenue of the Americas New
                                             York,   New   York   10019-6064
                                             Attention:  Paul  D. Ginsberg, Esq.

                                        SFM DOMESTIC INVESTMENTS LLC
                                        as Shareholder


                                        By:  /S/ Richard D. Holahan
                                             ----------------------------
                                             Name:  Richard D. Holahan, Jr.
                                             Title: Attorney-in-Fact

                                             Number of shares of Company  Series
                                             1 Preferred Stock owned on the date
                                             hereof:  1,666,666
                                                      ---------
                                             Warrants to purchase the  following
                                             number of shares of Company  Common
                                             Stock  owned  on the  date  hereof:
                                             1,274,509
                                             ----------

                                        Address:
                                             c/o Soros Private Equity Partners
                                             888 Seventh Avenue
                                             New York, New York  10106
                                             Attention:  Neal Moszkowski

                                             with a copy to:
                                             Paul, Weiss, Rifkind, Wharton
                                              & Garrison
                                             1285 Avenue of the Americas
                                             New York, New York 10019-6064
                                             Attention:  Paul D. Ginsberg, Esq.

                                    EXHIBIT J

                    CONSENT OF SERIES 1 PREFERRED STOCK UNDER
               ARTICLES OF AMENDMENT TO THE 1999 RESTATED ARTICLES
                 OF INCORPORATION OF MEDICALOGIC/MEDSCAPE, INC.

This Consent of Series 1 Preferred Stock is dated as of January 24, 2002.

Under Article II.D.(7)(a) and (f) of the Articles of Amendment to the 1999 Restated Articles of Incorporation of Medicalogic/Medscape, Inc. (the "Company"), the consent of the holders of at least a majority of the then outstanding shares of the Company's Series 1 Preferred Stock (the "Series 1 Preferred Stock") is required before the Company may make a voluntary filing for bankruptcy protection, and before the Company may sell more than $5 million of its assets in a single transaction or series of related transactions (the "Protective Provisions").

The Company intends to sell substantially all the assets of its digital health records business (the "DHR Assets") to GE Medical Systems (or its designated affiliate) ("GEMS") for approximately $20 million (the "DHR Sale"), with approximately $2 million of the sale proceeds to be deposited in an escrow account to cover any post-closing claims by GEMS. The DHR Sale will otherwise be subject to the terms and condition set forth in an Asset Purchase Agreement by and among the Company, its affiliates, and GEMS, a draft of which has been made available to the undersigned. The Asset Purchase Agreement contemplates that the DHR Sale will be undertaken in conjunction with a voluntary Chapter 11 bankruptcy filing in federal court. As a part of that process, other qualified entities will have the opportunity to outbid GEMS for the DHR Assets through a structured auction approved by the bankruptcy court. The Company acknowledges that regardless of whether the winning bidder is GEMS or another entity, the closing of the DHR Sale or other sale of the DHR Assets represents a liquidation, dissolution or winding up within the meaning of Article II.D(3) and a Change of Control within the meaning of Article II.D(4) of the Articles of Amendment to the 1999 Restated Articles of Incorporation of the Company for the Series 1 Preferred Stock holders.

The undersigned, representing the holders of at least a majority of the outstanding shares of Series 1 Preferred Stock, irrevocably consent to the DHR Sale and the related bankruptcy filing for purposes of the Protective Provisions.

                                        QUANTUM INDUSTRIAL PARTNERS LDC

                                        By:  /S/ Richard D. Holahan
                                             ----------------------------
                                             Name:  Richard D. Holahan, Jr.
                                             Title: Attorney-in-Fact

                                        SFM DOMESTIC INVESTMENTS LLC
                                        as Shareholder


                                        By:  /S/ Richard D. Holahan
                                             ----------------------------
                                             Name:  Richard D. Holahan, Jr.
                                             Title: Attorney-in-Fact

Acknowledged:
MEDICALOGIC/MEDSCAPE, INC.

/S/ Mark E. Boulding
---------------------
Name:  Mark E. Boulding
Title: General Counsel, Executive Vice President and Secretary